Rediff.Com Reports Results For The Second Quarter

Ended September 30, 2006

Mumbai, India, November 7, 2006.

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced its financial results for the second fiscal quarter ended September 30, 2006.

Financial Highlights (all comparisons are with the same quarter from the previous fiscal year)

•	Revenues for the quarter ended September 30, 2006 totaled US$6.66 million, an increase of 53% over revenues from the quarter ended September 30, 2005.
•	India Online revenues for the quarter ended September 30, 2006 grew by 71% to US$4.71 million compared to India Online revenues for the quarter ended September 30, 2005.
•	US Publishing revenues for the quarter ended September 30, 2006 increased by 23% to US$1.95 million compared to US Publishing revenues for the quarter ended September 30, 2005.
•	Gross Margins increased to 80% for the quarter ended September 30, 2006, compared to 70% for the quarter ended September 30, 2005.
•	Operating EBITDA increased to US$1.14 million for the quarter ended September 30, 2006 as compared to US$0.50 million for the quarter ended September 30, 2005.
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Net income for the quarter ended September 30, 2006 was US$1.50 million, or 5.14 cents per ADS, compared to a net income of US$0.31 million, or 1.19 cents per ADS, for the quarter ended September 30, 2005.

•	Registered users grew to 47.7 million as of September 30, 2006, a 21% increase over the number of registered users as of September 30, 2005.

With revenues from the India Online advertising business growing by 94% for the quarter ended September 30, 2006 compared to the same quarter in the prior fiscal year, online advertising remains the primary growth driver for the Company. Highlights for the India Online advertising business are:

1.

The number of advertisers on the company’s website for the quarter ended September 30, 2006 totaled approximately 160 brands, an increase of 20% over the number of advertisers during the same period in the prior fiscal year.

2.

The following industry categories accounted for 68% of online advertising revenues for the quarter ended September 30, 2006: online verticals such as travel, matrimonial and employment; information technology products; consumer financial services; and financial products.

3.

For the quarter ended September 30, 2006, the top 10 advertisers contributed approximately 57% of advertising revenue for the India Online business, compared to 52% during the same period in the prior fiscal year.

Product Innovation

Studies conducted by an independent research company continue to report growth in the Internet subscriber base in India for both metropolitan areas (which are areas with populations of over 1 million) and non-metropolitan areas. Rediff continues to invest in the development of services that it believes will meet the needs of a growing consumer base.

•	During the quarter ended September 30, 2006 the Company added a number of utility enhancing features to its range of local search products that cover leading search categories.
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Fare Search, which allows users to search for and compare the lowest airfares across all domestic airlines, reported a 41% increase in the number of searches, over the prior quarter ended June 30, 2006. The Company added a “Lowest Fare Finder” tool which charts out the lowest price points for up to 90 days, enabling better travel planning. Fare Search is also accessible on GPRS enabled mobile phones.

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Job Search, which allows users to choose from over 400,000 jobs across 100 sites, saw the number of searches conducted increase by 24% over the prior quarter ended June 30, 2006. This service was enhanced by a) the addition of government job listings, which the Company believes is a popular category, and b) the addition of a free Email Alert feature that allows users to stay updated on the latest job openings in their desired categories.

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Product Search, which already allows users to search for and compare product features and prices, and also retrieve the details of sellers closest to their locations, now also allows users to subscribe (for free) to a “Target Price Alert” feature that immediately alerts them once the prices for specific products reach their desired price point.

•	Search results arising out of the above products are vendor neutral, which the Company believes enables users to make informed and unbiased decisions.
•	The Company expanded its search suite to also include an Image Search facility with local relevance.
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Overall usage and new registrations of the Company’s recently launched beta version of its popular web-based mail service has been encouraging. The improved mail service includes features that provide users an experience akin to desktop-based e-mail products. The Company also makes its e-mail service available in 11 Indian languages, which it believes is particularly useful for Internet users outside metropolitan areas.

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Usage of the company’s VoIP-enabled Rediff Bol Instant Messenger also grew, with a 50% increase in the number of unique users as of September 30, 2006 compared to the number of unique users as of June 30, 2006. The Company successfully launched a downloadable client on Symbian OS mobiles. Consistent with its belief in user-oriented technology, the Company launched a Hindi language feature which enables users to communicate in the largest spoken language in India. The Company plans to roll out other popular Indian languages in the future.

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Rediff Classifieds, the company’s performance-based ad platform that allows small advertisers to benefit from online advertising, is one of the leading online classifieds channels in India. As of September 30, 2006, Rediff Classifieds had 149 categories of ads and more than 200,000 listings, a 54% growth over the prior quarter ended June 30, 2006.

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The Company continues to deploy improved and enhanced content-sensing technology across its website to better match ad content with user needs, consequently also increasing returns on advertisers’ investments.

Advertising

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With a view to extending the utility of the Internet to small businesses, which are traditionally considered as offline advertisers, the Company continues to promote its Rediff Classifieds platform, through a combination of advertising and a network of direct sales and reseller agents. One of the selling points used to attract such small businesses is the feature which allows them to receive responses to classified ads via SMS (accessible over any mobile phone in India).

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The Company’s in-house advertising sales team continues to focus on more established brands and larger corporate houses which can avail of several advertising options, including video, text and graphic based ads.

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Independent international third party data indicates that the Company is a preferred portal (measured in terms of average time spent per user, per month) among Indian Internet subscribers. The Company believes that this can be attributed to its user- friendly web mail service, locally relevant content and vertical searches, and community-based services such as Connexions (social networking) and iLand (blogging).

“We will continue to focus on product innovation based on our users’ requirements, to capitalize on a growing Indian Internet user base” says Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. “Our focus is to provide users a range of products and services that meet their needs, be it searching for the best value airfare or advertising online to reach millions more potential consumers. We also believe the time is right to support our branding efforts to further build on market leadership.”

Financial Results

Revenues

Revenues for the quarter ended September 30, 2006 increased by 53% to US$6.66 million, as compared to US$4.35 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 71% to US$4.71 million during the quarter ended September 30, 2006 compared to US$2.76 million during the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended September 30, 2006 increased by 23% to US$1.95 million from US$1.59 million during the quarter ended September 30, 2005.

Gross Margin

Gross Margin for the quarter ended September 30, 2006 increased to US$5.33 million, or 80%, compared to US$3.06 million, or 70%, during the same quarter last fiscal year.

Operating Expenses

Operating expenses increased by 64% to US$4.19 million for the quarter ended September 30, 2006, compared to US$2.56 million for the same quarter last fiscal year, primarily due to higher advertising, marketing and product development costs. Operating expenses for the current quarter included a charge of US$0.23 million due to a change in the way the Company accounted for stock-based compensation from the intrinsic value method to the fair value method, in compliance with SFAS 123 R.

Operating EBITDA

Operating EBITDA increased to US$1.14 million for the quarter ended September 30, 2006 as compared to an Operating EBITDA of US$0.50 million for the corresponding quarter last fiscal year.

Depreciation, Interest Income and Foreign Exchange

Depreciation expenses increased to US$0.60 million for the quarter ended September 30, 2006 compared to US$0.31 million for the same quarter last fiscal year.

Majority of the Company’s Cash balances are held in deposits. Some of these deposits are held in US Dollar denominated bank accounts. These deposits, including the deposits in US Dollar denominated bank accounts, contributed to an increase in interest income to US$0.91 million during the fiscal quarter ended September 30, 2006, compared to US$0.11 million during the same quarter last fiscal year. There was also a foreign exchange loss of US$0.05 million during the same quarter arising from the conversion of US Dollar balances to the company’s functional currency for financial reporting purposes (i.e. the Indian Rupee), due to the strengthening of the Indian Rupee against the US Dollar.

Other Income

Other income for the quarter was US$0.11 million, arising from sale of equity shares in an external company. The cost of this investment was written off in the Company’s books in a prior year.

Net Income

Net Income for the quarter ended September 30, 2006 was US$1.50 million, or 5.14 cents per ADS, compared to a net income of US$0.31 million, or 1.19 cents per ADS, for the same quarter last fiscal year.

Total cash and cash equivalents and short term deposits with banks as of September 30, 2006 was approximately US$51.4 million.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

STATEMENT OF OPERATIONS

Quarter Ended September 30, 2006

All figures are in US$ million, except for per ADS and ADS outstanding figures

	Quarter ended September 30,
	2006	2005
	(Unaudited)	(Unaudited)

Revenues
India Online	4.71	2.76
US Publishing	1.95	1.59
Total Revenues	6.66	4.35

Cost Of Revenues	(1.33)	(1.29)

Gross Margin	5.33	3.06
Gross Margin %	80%	70%

Operating Expenses *	(4.19)	(2.56)

Operating EBITDA	1.14	0.50

Depreciation	(0.60)	(0.31)
Interest Income	0.91	0.11
Other Income	0.11	-
Foreign Exchange	(0.05)	(0.00)

Profit before income taxes
	1.51	0.31

Tax	(0.01)	(0.00)

Net Income	1.50	0.31

Net Income per ADS (in US cents)	5.14	1.19
Net Income per ADS (in US cents) diluted	5.02	1.16
Weighted average ADS Outstanding (in millions)
	29.08	25.76
* Stock-based compensation included in operating expenses	0.23	-

Notes

•	Each ADS represents one half of an equity share.

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The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET PROFIT/ (LOSS)

(All figures are in US$ million)
	Quarter ended September 30
	2006	2005
	(Unaudited)	(Unaudited)
Operating EBITDA (Non-GAAP)	1.14	0.50

Depreciation	(0.60)	(0.31)

Interest Income	0.91	0.11

Foreign Exchange Gain/(Loss)	(0.05)	(0.00)

Other Income	0.11	-

Profit before income taxes	1.51	0.31

Tax	(0.01)	(0.00)

Net Income/ (Loss) (GAAP)	1.50	0.31

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

(Quarter Ended September 30, 2006)

(All figures are in US$ million)

	Quarter Ended
	September 2006	September 2005
	(Unaudited)	(Unaudited)
Operating Expenses (GAAP)	4.79	2.87

Depreciation	(0.60)	(0.31)

Operating Expenses (Non-GAAP)	4.19	2.56

For further details contact:

Ajay Menon

Investor Relations and Corporate Affairs Contact

Rediff.com India Limited

Email: investor@rediff.co.in

Tel.: +91-22-2444-9144 Extn.: 362

Fax.: +91-22-2445-5346